USA TRUCK, INC.
3200 Industrial Park Road
Van Buren, AR 72956

May 25, 2010

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:           USA Truck, Inc.
Registration Statement on Form S-3 (File No. 333-167053)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the "Act"), USA Truck, Inc. (the "Registrant") is hereby filing a delaying amendment with respect to the above-referenced Registration Statement on Form S-3, File No. 333-167053, which was filed with the Securities and Exchange Commission ("Commission") on May 24, 2010 (the "Registration Statement").  Accordingly, the following is hereby incorporated immediately following the calculation of the registration fee table and its footnotes on the cover page of the Registration Statement:

"The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine."

If you have any questions or comments with respect to this filing, please contact Heidi Hornung-Scherr of Scudder Law Firm, P.C., L.L.O., at 402-435-3223.

Very truly yours,

USA TRUCK, INC.

By:  /s/ Darron R. Ming
Name:  Darron R. Ming
Title:  Vice President, Finance and Chief Financial Officer